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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              AMENDMENT NO. 2
                                     to
                               SCHEDULE 14D-1
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                                    and

                              AMENDMENT NO. 3
                                     to
                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                                DEPUY, INC.
                         (Name of Subject Company)

                           LIB ACQUISITION CORP.
                             JOHNSON & JOHNSON
                                 (Bidders)

                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)

                                249726 10 0
                   (CUSIP Number of Class of Securities)

                           James R. Hilton, Esq.
                           LIB Acquisition Corp.
                           c/o Johnson & Johnson
                        One Johnson & Johnson Plaza
                      New Brunswick, New Jersey 08933
                               (732) 524-2450
          (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of the Bidders)

                                 Copies to:
                          Robert A. Kindler, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000



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          This statement amends and supplements the combined Tender Offer
Statement on Schedule 14D-1, as amended by Amendment No. 1 thereto, and Statement on Schedule 13D, as amended by Amendment Nos. 1 and 2 thereto, originally filed with the Securities and Exchange Commission on July 27, 1998 (collectively and as amended, the "Schedule 14D-1 & Schedule 13D"), by Johnson & Johnson, a New Jersey corporation ("Parent"), and LIB Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"), in connection with the offer to purchase all the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of DePuy, Inc., a Delaware corporation (the "Company"), at $35 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 27, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1 & Schedule 13D.

Item 3.   Past Contracts, Transactions or Negotiations with the Subject
          Company.

          Items 3(a) and 3(b) of the Schedule 14D-1 & Schedule 13D are hereby amended and supplemented by adding the following language thereto:

          At the meeting attended by Messrs. Dearstyne, Grilli, Jung, Doyle, Lent and Dormer on July 16, 1998, the representatives of Parent and the Company familiarized themselves with each other's product lines, domestic sales forces and international distribution methods, discussed potential efficiencies that might be realized from the transaction and discussed human resources and administrative issues in connection with the integration of the Company and Johnson & Johnson Professional, Inc., including integration of senior management, in the event that the transaction was consummated.

Item 4.   Source and Amount of Funds or Other Consideration.

          Item 4(b) of the Schedule 14D-1 & Schedule 13D is hereby amended and supplemented by adding the following language thereto:

          Parent currently does not intend to use its available lines of credit to finance the Offer and

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          the Merger. Instead, Parent intends to provide to the Purchaser the funds required to consummate the Offer and the Merger from available cash and the proceeds of short-term commercial paper issued on terms determined as market conditions warrant. Parent expects to repay such commercial paper out of cash flow generated from operations and through the issuance of debt securities when advantageous opportunities arise. Parent has not entered into any arrangement requiring the Purchaser to repay Parent for its capital contribution.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

          Item 7 of the Schedule 14D-1 & Schedule 13D and Section 12 of the Offer to Purchase are hereby amended and supplemented by adding the following language thereto:

          The indirect wholly owned subsidiaries of Roche that are parties to the Stockholder Agreement are Corange Limited, Corange International Limited, Corange International Holding B.V. and Pharminvest S.A.

Item 10.  Additional Information.

          Item 10(f) of the Schedule 14D-1 & Schedule 13D is hereby amended and supplemented by adding the following language thereto:

          The determination concerning the satisfaction of the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) will be within the reasonable discretion of the Purchaser, and such determination will be final and binding on all tendering Stockholders.


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                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 1998


                                        LIB ACQUISITION CORP.


                                        By:   /s/ James R. Hilton
                                             -----------------------
                                             Name:  James R. Hilton
                                             Title: Vice President


                                        JOHNSON & JOHNSON


                                        By:   /s/ James R. Utaski
                                             ------------------------
                                             Name:  James R. Utaski
                                             Title: Vice President,
                                                    Business Development


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                               EXHIBIT INDEX


Exhibit
Number                  Exhibit Name                        Page No.

*(a)(1)    Offer to Purchase.
*(a)(2)    Letter of Transmittal.
*(a)(3)    Notice Of Guaranteed Delivery.
*(a)(4)    Letter to Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees.
*(a)(5)    Letter to Clients for use by Brokers,
           Dealers, Commercial Banks, Trust Companies
           and Other Nominees.
*(a)(6)    Guidelines for Certification of Taxpayer
           Identification Number on Substitute Form
           W-9.
*(a)(7)    Form of Summary Advertisement dated July 27,
           1998.
*(a)(8)    Text of Joint Press Release dated July 21,
           1998, issued by the Company, Parent and
           Roche Holding Ltd.
*(a)(9)    Text of Press Release dated August 4, 1998,
           issued by Parent.
 (b)       None.
*(c)(1)    Agreement and Plan of Merger dated as of
           July 21, 1998, among Parent, the Purchaser and the
           Company.
*(c)(2) Stockholder Agreement dated as of July 21, 1998, among Parent, the Purchaser and certain stockholders of the
           Company.
(d)        None.
(e)        Not applicable.
(f)        None.
--------------------
*Previously filed.


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